Mail Stop 6010

      September 14, 2005

John C. Ferrara
President and Chief Financial Officer
Lynch Corporation
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

      Re:	Lynch Corporation
	Amendment No. 2 to Registration Statement on Form S-2
      Filed September 9, 2005
	File No. 333-126335

Dear Mr. Ferrara:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table
1. We note your response to prior comment 1. Please revise the fee table to reflect the actual number of common shares and subscription rights being registered. You should provide additional disclosure to explain the calculation of the registration fee in the footnotes to the fee table.

Prospectus Cover
2. We note your response to comment 2. Please tell us when you plan to file an Exchange Act registration statement for the rights.
3. Please tell us the intended duration of the rights offering and the duration that the rights will be traded on the exchange.

Intentions, page 3
4. We note your response to comment 3; however, it remains unclear how an expression of intention is consistent with section 5 of the Securities Act.

Use of  Proceeds, page 16
5. We note your response to prior comment 1. With a view toward clarified disclosure about the purpose or need for this offering, please tell us why you would be engaged in repurchasing your shares at the same time that you are engaged in a rights offering.
6. Please provide your analysis as to how conducting a share repurchase program while engaging in a rights offering is consistent with Regulation M.

The Rights Offering, page 17

Transferability of Rights, page 21
7. It is unclear why you deleted the entire last paragraph of this section.

Determinations, page 24
8. We note your response to comment 8. Please clarify the portion of your shares held in such foreign jurisdictions.

Material United States Federal Income Tax Consequences, page 27
9. We note your response to prior comment 9. As investors will not receive notification of the fair market value of the subscription rights, and the resulting tax consequences, until after they have exercised the rights, please explain why you believe additional risk factor disclosure is unnecessary.

Signatures
10. Please clarify whether Mr. Ferrara signed the attorney-in-fact line.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3800 with any other questions.

      Sincerely,



								Russell Mancuso
								Branch Chief

cc (via fax):  	David J. Adler, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
212.451.2222

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John C. Ferrara
Lynch Corporation
September 14, 2005
Page 1